

August 2, 2023

Sean Peace
Chief Executive Officer
RoyaltyTraders LLC
1053 East Whitaker Mill Rd.
Suite 115
Raleigh, NC 27604

> **Re: RoyaltyTraders LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 7**
> **Filed July 19, 2023**
> **File No. 024-11532**

Dear Sean Peace:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2023 letter.

Post-Qualification Amendment No. 7 to Offering Statement on Form 1-A

Plan of Distribution and Selling Securityholders
NFT Perk, page 22

1. We note your response to prior comment 2, as well as your related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

2.   We note that Section 3(a) of the agreement with OneOf, Inc. contemplates the minting of a set number of NFTs for each asset that can be transferred to users who have chosen to claim a free NFT from the OneOf platform. Please tell us whether NFTs produced in excess of the amounts claimed by investors will remain as property of RoyaltyTraders LLC.

Use of Proceeds to the Issuer, page 24

3.   Disclosure that assumes the maximum number of shares being offered will be sold is generally not appropriate in the context of a best efforts offering that does not have a minimum component. Please revise your disclosure to include tabular disclosure that assumes the sale of 25%, 50% and 100% of the royalty share units you are offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Emerging Growth Company, page 60

4.   We note your response to prior comment 6. In light of the fact that you are not an emerging growth company and have no plans to become one, please remove all references to your status as an emerging growth company from the offering statement and briefly summarize your reporting obligations as a Tier 2 Regulation A issuer.

Issuances of Equity, page 63

5.   Your revised disclosure in response to prior comment 7 indicates that upon certain company transactions each Simple Agreement for Future Equity (SAFE) holder will receive a cash payment as if the SAFE had converted into Conversion Units. Your disclosure on page F-14 implies that the SAFEs convert into Conversion Units both upon a future equity offering or under certain company transactions. Please revise your disclosures, here or in the financial statement note, for consistency. Also, revise Note 8 to clarify what is meant by "next equity financing" and "company transaction" as per your revised disclosures here.

        You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at (202) 551-6388 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Technology

cc: Andrew Stephenson